Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-212597

Term Sheet dated October 3, 2017

The Walt Disney Company

2.758% Notes Due 2024

Issuer:	The Walt Disney Company (the “Company”)

Title of Securities:	2.758% Notes Due 2024 (the “Notes”)

Issue:	The Notes are being offered in Canada by private placement

Aggregate Principal Amount Offered:	C$1,250,000,000

Ranking:	The Notes will be the Company’s senior unsecured obligations and will rank pari passu with all of the Company’s other unsecured and unsubordinated indebtedness from time to time outstanding.

Expected Ratings*:	A2 by Moody’s (stable outlook) / A+ by S&P (stable outlook) / A by Fitch (stable outlook)

Trade Date:	October 3, 2017

Settlement Date (T+3):	October 6, 2017

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include among others, the general corporate purposes identified under the caption “Use of Proceeds” in the Preliminary Prospectus Supplement and the Preliminary Canadian Offering Memorandum (as such terms are defined below).

Maturity Date:	October 7, 2024 (the “Maturity Date”)

Coupon (Interest Rate):	2.758% per annum, accruing from October 6, 2017

Price to Public (Issue Price):	C$100.00, plus accrued interest, if any

Coupon Payment Dates:	Semi-annually in arrears in equal installments on April 7 and October 7 of each year, commencing on April 7, 2018. The first interest payment will be a long first coupon payable on April 7, 2018 and will be in the amount of C$17,331,952.05, such payment being the equivalent of C$13.86556164 per C$1,000 of principal amount outstanding. If not a business day in New York or Toronto, then payment of a coupon or upon maturity or redemption will be made on the next business day with no adjustment (Following Business Day Convention).

Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any interest payment date (also known as the Actual/Actual Canadian Compound Method).

Benchmark Bond:	CAN 2.50% due June 1, 2024

Benchmark Price / Yield:	C$103.60; 1.921%

Re-Offer Spread:	+ 81 bps versus the Government of Canada curve (“GoC Curve”) + 83.7 bps versus the Benchmark Bond, which includes a curve adjustment of + 2.7 bps

GoC Curve:	CAN 2.50% due June 1, 2024 and CAN 2.25% due June 1, 2025

Issue Yield	2.758%

Optional Redemption:	The Notes may be redeemed, in whole or in part, at the option of the Company, at any time or from time to time prior to the Maturity Date, at a redemption price equal to the greater of the following amounts:

(1) 100% of the principal amount of the Notes to be redeemed; or

(2) the Canada Yield Price,

plus, in the case of both clauses (1) and (2) above, any accrued and unpaid interest on the principal amount of the Notes being redeemed to such redemption date.

“Canada Yield Price” means, in respect of any Notes being redeemed, the price, in respect of the principal amount of the Notes, calculated by the Company as of the third business day (as defined in the Preliminary Prospectus Supplement and the Preliminary Canadian Offering Memorandum) prior to the redemption date of such Notes, equal to the sum of the present values of the remaining scheduled payments of interest (not including any portion of the payments of interest accrued as of the date of redemption) and principal on the Notes to be redeemed from the redemption date to the Maturity Date of the Notes using as a discount rate the sum of the Government of Canada Yield on such business day plus 20 basis points.

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two investment dealers in Canada selected by the Company, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term to the Maturity Date.

Form of Distribution:	The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Offering Jurisdictions”) under a Canadian offering memorandum dated October 3, 2017 (the “Canadian Offering Memorandum”), which will include the Prospectus (as defined below), as supplemented by a Prospectus Supplement dated October 3, 2017, that form part of the registration statement filed with the United States Securities and Exchange Commission. The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Offering Jurisdictions and, in particular, the Notes will only be sold in the Offering Jurisdictions, pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”)) and therefore only to purchasers that are “accredited investors” (as such term is defined in NI 45-106) or Section 73.3 of the Securities Act (Ontario), as applicable) who purchase the Notes as principal (or are deemed to be purchasing as principal) that are not individuals unless those individuals are also “permitted clients” (as such term is defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations).

Resale Restrictions:	Resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws, which may vary depending on the province. The Company is not a reporting issuer in any province or territory of Canada. Unless permitted under applicable Canadian securities laws, holders of the Notes must not trade the Notes before the date that is the later of four months and a day after (i) October 6, 2017 and (ii) the date the Issuer becomes a reporting issuer in Canada. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. The Notes are a new issue of securities for which no established trading market exists. If an active trading market does not develop for the Notes, investors may not be able to resell them. The Company currently has no intention of listing the Notes on any exchange or becoming a reporting issuer in Canada in the foreseeable future.

Governing Law:	New York

Listing:	None

CUSIP No.:	254687CD6

ISIN No.:	CA254687CD65

Denominations:	C$2,000 and integral multiples of C$1,000 in excess thereof

Settlement/Form:	CDS Clearing and Depository Services Inc./Book Entry (Global Note)

Joint Book-Running Managers:	HSBC Securities (Canada) Inc. RBC Dominion Securities Inc. TD Securities Inc.

* Note: An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s, S&P and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

The foregoing description of some of the terms of the Notes is not complete and is subject to, and qualified in its entirely by, reference to the Company’s preliminary prospectus supplement dated October 3, 2017 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated July 20, 2016 (the “Prospectus”) or, if you are in Canada, the Company’s preliminary Canadian offering memorandum dated October 3, 2017, which includes the Preliminary Prospectus Supplement and the Prospectus (the “Preliminary Canadian Offering Memorandum”), and the documents incorporated and deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement or the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum. Prospective purchasers should review the Preliminary Prospectus Supplement and the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum for a more detailed description of some of the terms of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained or incorporated by reference in the Preliminary Prospectus Supplement and the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum, and the Company and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The Company has filed a Registration Statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement or, if you are in Canada, the Canadian Offering Memorandum, which includes the prospectus and prospectus supplement, if you request it by contacting HSBC Securities (Canada) Inc. (toll free) at (866) 811-8049, RBC Dominion Securities Inc. (collect) at (416) 842-6311 or TD Securities Inc. (toll free) at (800) 263-5292.

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